CORRESP

GARY B. WOLFF, P.C.                                805 Third Avenue
COUNSELOR AT LAW                                   Twenty First Floor
                                                   New York, New York 10022
                                                   Telephone: 212-644-6446
                                                   Facsimile: 212-644-6498
                                                   E-Mail: wolffpc@attglobal.net

February 9, 2006


Craig Slivka
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Nova Biogenetics, Inc.
     Registration Statement Form SB-2/A2
     File No.: 333-130631

Dear Craig:

As per our telephone conversation of February 9, 2006 with respect to the above, we are herewith filing Amendment No. 2 to the above Registrant's Registration Statement.

The only changes between this Amendment and Amendment No. 1 are as follows.

1. Cover page to Registration Statement is dated February 10, 2006 and refers to SB-2/A2.

2. Footnote 14 which inadvertently appeared alongside the name Timothy C. Moses has been moved up one line so as to properly appear next to M5 Trust Fund I and II and control is indicated.

3.   We have added a third signatory to the signature page.

4.   We have added new auditor and counsel consents.

Sincerely,

/s/ Gary B. Wolff
Gary B. Wolff
GBW:hk
Enclosure

cc:  Nova Biogenetics, Inc.
     Bouwhuis Morrill & Company

P.S. This letter will also confirm that the 270,000 shares owned by non-affiliates as referred to on the cover page of the Prospectus are owned as follows. G. Michael Smith, 70,000 shares; Leonard B. Steele, 50,000 shares; William Brendt Steele, 150,000 shares. These 3 individuals whose names appear in Selling Stockholders chart are identified as Corporate Counsel, Shareholder Only and Shareholder Only respectively.